GE VERNOVA LLC

58 Charles Street

Cambridge, MA 02141

March 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Herbers and Jennifer Angelini

Re:	GE Vernova LLC
Form 10-12B
File No. 001-41966

Dear Mr. Herbers and Ms. Angelini:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, GE Vernova LLC hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-41966) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York City time, on March 8, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christodoulos Kaoutzanis at (212) 373-3445, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

GE VERNOVA LLC

By:	/s/ Robert M. Giglietti
Name: Robert M. Giglietti
Title: President and Treasurer